Exhibit 99.2

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Avricore Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Avricore Health Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations and comprehensive loss, changes in deficiency and cash flows for the years ended December 31, 2020 and 2019, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company’s auditor since 2019.

/S/ MANNING ELLIOTT

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

April 28, 2021

Avricore Health Inc.

Consolidated Statements of Financial Position

As at December 31, 2020 and 2019

(Expressed in Canadian Dollars)

	Note	2020	2019
		$	$
ASSETS

Current Assets
Cash and cash equivalents		302,715	13,799
Accounts receivable	5	11,928	15,474
Prepaid expenses and deposits	6	125,444	179,123
		440,087	208,396

Intangible assets	10	3	3
Total Assets		440,090	208,399

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	11	152,569	652,460
Lease liabilities	12	-	21,390
Loans payable	13	1,001,562	-
		1,154,131	673,850

SHAREHOLDERS’ DEFICIENCY
Share capital	14	22,286,852	21,400,106
Shares subscribed		10,000	10,000
Shares to be issued	4	-	100,000
Reserves	14	5,497,092	5,358,462
Deficit		(28,507,985)	(27,334,019)
		(714,041)	(465,451)
Total Liabilities and Shareholders’ Deficiency		440,090	208,399

Nature of operations and going concern (Note 1)

Subsequent events (Note 24)

Approved and authorized on behalf of the Board of Directors on April 28, 2021.

        “Hector Bremner”                           “David Hall”

Hector Bremner, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

	Note	2020	2019
		$	$

Revenue		33,030	33,000

Cost of sales		15,550	18,502
Gross profit		17,480	14,498

Expenses
Amortization		-	180,469
Consulting	18	174,321	509,734
General and administrative	16	120,577	198,837
Management Fees	18	270,000	175,000
Marketing and communications	15	31,251	247,243
Professional fees	18	159,593	219,948
Share-based compensation	18	130,219	86,420
		885,961	1,617,651
Other income (expense)
Finance costs	13	(158,952)	(5,144)
Gain on settlement of liabilities		33,899	3,058
Write-down of intangible assets	10	-	(313,514)
Write-down of inventories	7	(180,432)	-
Other income		-	2,501
Net loss from continuing operations		(1,173,966)	(1,916,252)

Loss from discontinued operations	17	-	(189,356)

Net loss and comprehensive loss for the year		(1,173,966)	(2,105,608)

Basic and Diluted Loss Per Share
Continuing operations		(0.02)	(0.04)
Discontinued operations		(0.00)	(0.00)
		(0.02)	(0.04)
Weighted Average Number of Common Shares Outstanding		60,449,165	47,292,091

Segmented information (Note 20)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Changes in Deficiency

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance, December 31, 2018	40,103,665	20,783,372	211,167	-	733,388	4,386,450	(25,228,411)	885,966
Shares issued for cash	11,058,835	465,760	-	-	171,310	-	-	637,070
Exercise of stock options	73,928	39,807	-	-	-	(19,106)	-	20,701
Shares issued for services	125,081	11,167	(11,167)	-	-	-	-	-
Acquisition of HealthTab Inc.	1,111,110	100,000	(100,000)	-	-	-	-	-
Share subscriptions received	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	86,420	-	86,420
Net loss	-	-	-	-	-	-	(2,105,608)	(2,105,608)
Balance, December 31, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,453,764	(27,334,019)	(465,451)
Shares issued for cash	6,260,000	626,000	-	-	-	-	-	626,000
Exercise of stock options	105,000	6,672	-	-	-	(1,422)	-	5,250
Bonus shares for loan	3,480,000	52,200	-	-	-	-	-	52,200
Acquisition of HealthTab Inc.	2,000,000	100,000	(100,000)	-	-	-	-	-
Shares issued for services and payables	5,477,965	136,949	-	(10,000)	-	-	-	126,949
Share issuance costs	-	(35,075)	-	-	9,833	-	-	(25,242)
Share subscriptions received	-	-	-	10,000	-	-	-	10,000
Share-based compensation	-	-	-	-	-	130,219	-	130,219
Net loss	-	-	-	-	-	-	(1,173,966)	(1,173,966)
Balance, December 31, 2020	69,795,584	22,286,852	-	10,000	914,531	4,582,561	(28,507,985)	(714,041)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

	2020	2019
	$	$
Operating Activities
Net loss from continuing operations	(1,173,966)	(1,916,252)
Adjustment for non-cash items:
Amortization	-	180,469
Finance cost	144,488	5,144
Gain on settlement of liabilities	(33,899)	(3,058)
Write-down of inventories	180,432	-
Write-down of intangible assets	-	313,514
Share-based payments	130,219	86,420

Change in working capital items:
Accounts receivable	3,546	-
Prepaid expenses and deposits	45,259	107,123
Inventories	(180,432)	-
Accounts payable and accrued liabilities	(339,043)	364,306
Net cash used in operating activities	(1,223,396)	(862,334)
Net cash provided by operating activities of discontinued operations	-	175,927
	(1,223,396)	(686,407)

Financing Activities
Proceeds from issuance of shares, net	626,000	637,070
Proceeds from exercise of options	5,250	20,701
Share subscriptions received	10,000	10,000
Share issuance costs	(25,242)	-
Loan proceeds	940,000	-
Finance cost	(30,000)	-
Lease payments	(13,696)	(52,007)
Net cash provided by financing activities	1,512,312	615,764

Increase (decrease) in Cash and Cash Equivalents	288,916	(70,643)
Cash and Cash Equivalents, Beginning of Year	13,799	84,442
Cash and Cash Equivalents, End of Year	302,715	13,799

Cash and Cash Equivalents Consist of:
Cash	292,715	13,799
Guaranteed investment certificates	10,000	-
Cash and Cash Equivalents	302,715	13,799

Supplemental cash flow information (Note 21)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POCT”).

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements. The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	December 31, 2020	December 31, 2019
	$	$
Deficit	(28,507,985)	(27,334,019)
Working capital deficiency	(714,044)	(465,454)

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, several measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company continues to operate the business forward at this time. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s operations, including the duration and impact on the Company’s future plans, cannot be reasonably estimated at this time.

2.BASIS OF PRESENTATION

a)Statement of Compliance

The consolidated financial statements for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

b)Basis of preparation (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3(l). Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of operations and comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)Revenue recognition

The Company’s revenues are generated from operating leases of the POC system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts. The Company also earned revenue from the sale of over-the-counter pharmaceuticals (“OTC”), however, the Company discontinued this segment during the year ended December 31, 2019 (see Note 17).

The Company recognizes revenue to depict the transfer of goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

•Identify the contract with a client;

•Identify the performance obligations in the contract;

•Determine the transaction price;

•Allocate the transaction price to the performance obligations; and

•Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a)Revenue recognition (continued)

The Company's arrangements with clients can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of our transactions, our marketing strategy, historical sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its clients after invoicing within the normal 28-day commercial terms. If a client is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected.

b)Leases

A contract is, or contains, a lease if the contract conveys a lessee the right to control the use of lessor’s identified asset for a period of time in exchange for consideration.

The Company as a lessee

A lease liability is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease liability, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term. Interest expense is recognized on the lease liabilities using the effective interest rate method and payments are applied against the lease liability.

Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

-The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease liabilities, and the resulting interest expense and depreciation expense, may differ due to changes in the market conditions and lease term.

-Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

The Company as a lessor

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset. All other leases are classified as finance leases.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)Leases (continued)

Leases of the Company’s POC systems to customers are classified are operating leases. Lease payments from operating leases are recognized as income on a straight-line basis. All costs, including depreciation, incurred in earning the operating lease income are recognized as an expense. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the lease income. The depreciation for depreciable underlying assets subject to operating leases is in accordance with depreciation policy for the Company’s equipment.

c)Foreign currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company and its subsidiaries.

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

d)Cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

e)Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition. Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses. Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of intellectual property, trademarks and web domains and distribution rights, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

f)Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

h)Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the periods presented.

i)Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company has classified its cash and cash equivalents as FVTPL and accounts receivable, accounts payable, loans payable and lease liabilities as amortized cost.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the profit or loss in the period in which they arise.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) as they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j)Financial Instruments (continued)

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

k)Impairment of equipment and intangible assets

At the end of each reporting period, if there are indicators of impairment, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators. The recoverable amount of  intangible assets with an indefinite useful life, intangible assets not available for use, or goodwill acquired in a business combination are measured annually whether or not there are any indications that impairment exists.

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in prior years. A reversal of an impairment loss is recognized as income immediately.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)Significant accounting estimates and judgments

Estimates

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above for Revenue Recognition have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l)Significant accounting estimates and judgments (continued)

Deferred tax assets

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future.  The factors considered by management are disclosed in Note 1.

m)Reclassifications

Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation on the consolidated statements of financial position, comprehensive loss and changes in equity.

n)New accounting standards adopted

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments are effective January 1, 2020 with earlier adoption permitted. The amendments apply to business combinations after the date of adoption. At January 1, 2020, the Company adopted this standard and there was no material impact on the Company's consolidated financial statements.

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the preparation of consolidated financial statements. The amendments are effective January 1, 2020 with earlier adoption permitted. At January 1, 2020, the Company adopted this standard and there was no material impact on the Company's consolidated financial statements.

o)Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

4.ACQUISITION OF HEALTHTAB INC.

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued);

•Issue 880,000 common shares no later than 245 days after the closing date (issued);

•Issue 906,667 common shares no later than 365 days after the closing date (issued);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020 (issued)

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	December 31, 2020	December 31, 2019
	$	$
Trade receivables	9,800	12,375
GST receivable	2,128	3,099
	11,928	15,474

6.PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $103,967 (2019 - $152,704), office security deposit of $nil (2019 - $8,420), prepaid business insurance of $9,477 (2019 - $5,999) and security deposits of $12,000 (2019 - $12,000).

7.INVENTORIES

During the year ended December 31, 2020, the Company recorded an inventory write-down of $180,432 related to hand sanitizers purchased during the year.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

8.RIGHT-OF-USE ASSET

Office Lease
$
Cost
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Additions	-
Balance, December 31, 2019 and 2020	68,253

Accumulated Amortization
Balance, December 31, 2018	-
Amortization	68,253
Balance, December 31, 2019 and 2020	68,253

Carrying value
December 31, 2019 and 2020	-

Right-of-use asset comprised of the Company’s leased office space. During the year ended December 31, 2019, the Company determined it would terminate the remaining lease, and accordingly fully amortized 100% of the right-of-use asset.

During the year ended December 31, 2020, the Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and paid the outstanding rent for the months of January to March, 2020.

9.EQUIPMENT

	Office Furniture and Equipment	Computer equipment and Systems	Laboratory Equipment	Leasehold Improvements	Total
	$	$	$	$	$
Cost
Balance, December 31, 2018	10,854	3,898	38,896	24,182	77,830
Write down	(10,854)	(3,898)	(38,896)	(24,182)	(77,830)
Balance, December 31, 2019 and 2020	-	-	-	-	-

Accumulated Amortization
Balance, December 31, 2018	4,381	2,552	29,409	20,483	56,825
Amortization	1,942	404	2,845	1,110	6,301
Write down	(6,323)	(2,956)	(32,254)	(21,593)	(63,126)
Balance, December 31, 2019 and 2020	-	-	-	-	-

Carrying value
As at December 31, 2019 and 2020	-	-	-	-	-

The write-off of equipment of $14,704 during the year ended December 31, 2019 is included in the loss from discontinued operations in the consolidated statements of operations and comprehensive loss.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

10.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
	$	$	$	$
Cost
Balance, December 31, 2018	1	1	510,878	510,880
Write down	-	-	(510,877)	(510,877)
Balance, December 31, 2019 and 2020	1	1	1	3

Accumulated Amortization
Balance, December 31, 2018	-	-	85,147	85,147
Amortization	-	-	112,216	112,216
Write down	-	-	(197,363)	(197,363)
Balance, December 31, 2019 and 2020	-	-	-	-

Carrying value
As at December 31, 2019 and 2020	1	1	1	3

During the year ended December 31, 2019 the Company performed an assessment and determined that the carrying value of the intangible assets exceeded the recoverable amount and accordingly recognized impairment of the intangible assets related to Emerald acquisition in the amount of $313,514. The impairment can be reversed in future periods when there is a change in circumstances and the estimates used to determine the asset's recoverable amount.

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	December 31, 2020	December 31, 2019
	$	$
Trade accounts payable	126,569	625,460
Accrued liabilities	26,000	27,000
	152,569	652,460

12.LEASE LIABILITIES

$
Balance, December 31, 2018	-
Recognized on adoption of IFRS 16	68,253
Finance cost	5,144
Lease payments	(52,007)
Balance, December 31, 2019	21,390
Finance cost	726
Lease payments	(22,116)
Balance, December 31, 2020	-

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

13.LOANS PAYABLE

During the year ended December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan is for a term of one year from the date of receipt of the funds, bears interest at a rate of 10% per annum and is secured with all of the present and after-acquired property of the Company. The loan is subject to an interest reserve of $100,000 held back from the loan advance. The Company has the right to repay all or any portion of the loan at any time without penalty. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares with a fair value of $52,500, which was recorded against the carrying value of the loan. During the year ended December 31, 2020, the Company recorded $78,904 as interest expense and recorded $64,158 as accretion expense on the loan which was been included in finance cost in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2022. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

14.SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2020:

The Company closed a tranche of a non-brokered private placement and issued 6,260,000 units at a price of $0.10 per unit for gross proceeds of $626,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $22,500 and issued 225,000 finder’s warrants valued at $9,833. The Company’s directors and officers participated in the private placement.

The Company issued 5,477,965 common shares in exchange for services received and to settle accounts payables of $136,949.  An aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company. The common shares issued to the related parties are subject to a four month plus one day hold period.

The Company issued 105,000 common shares pursuant to the exercise of stock options for gross proceeds of $5,250. $1,422 was reclassified from reserves to share capital on exercise of the options.

The Company issued 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 4).

The Company issued 3,480,000 common shares valued at $52,200 as bonus shares pursuant to a loan agreement (see Note 13).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.SHARE CAPITAL (continued)

During the year ended December 31, 2019:

The Company issued 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 4).

The Company issued 73,928 common shares pursuant to the exercise of 73,928 stock options for gross proceeds of $20,701. $19,108 was reclassified from reserves to share capital on exercise of the options.

The Company issued 125,081 common shares to a vendor valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

The Company closed a private placement 4,206,435 common shares at a price of $0.07 per share for gross proceeds of $294,450.

The Company closed a private placement and issued 6,852,400 units at a price of $0.05 per unit for gross proceeds of $342,620. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share until August 13, 2021. The fair value of common shares was $171,310 based on share price and, the residual value of $171,310 was allocated to the warrants.

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	5,241,072	$0.13	2,539,000	$0.23
Options granted	1,730,000	$0.08	3,095,000	$0.06
Expired/Cancelled	(160,000)	$0.07	(319,000)	$0.22
Exercised	(105,000)	$0.05	(73,928)	$0.28
Ending Balance	6,706,072	$0.08	5,241,072	$0.13
Exercisable	6,706,072	$0.08	5,241,072	$0.13

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.SHARE CAPITAL (continued)

Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2020:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.10 (1)	July 20, 2022	150,000	150,000
$0.10 (1)	September 27, 2022	150,000	150,000
$0.10 (1)	November 20, 2022	150,000	150,000
$0.10 (2)	December 8, 2022	1,151,072	1,151,072
$0.10 (3)	March 27, 2023	200,000	200,000
$0.10 (4)	April 11, 2023	150,000	150,000
$0.10 (5)	September 12, 2023	140,000	140,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	610,000	610,000
$0.05	October 1, 2024	1,855,000	1,855,000
$0.08	November 18, 2025	1,020,000	1,020,000
$0.08	December 8, 2025	710,000	710,000
		6,706,072	6,706,072

(1) Options repriced from $0.15 to $0.10 during the year ended December 31, 2020

(2) Options repriced from $0.28 to $0.10 during the year ended December 31, 2020

(3) Options repriced from $0.24 to $0.10 during the year ended December 31, 2020

(4) Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

(5) Options repriced from $0.125 to $0.10 during the year ended December 31, 2020

The weighted average remaining life of the stock options outstanding at December 31, 2020 is 3.43 years.

Share-based compensation

Share-based compensation of $130,219 was recognized during the year December 31, 2020 (2019 - $86,420) for stock options granted, vested, and repriced during the period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2020	2019
Expected life	2 – 5 years	5 years
Volatility	141% - 180%	110% - 143%
Dividend yield	0%	0%
Risk-free interest rate	0.23% - 0.47%	1.58% - 1.86%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14.SHARE CAPITAL (continued)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	20,704,664	$0.24	13,852,264	$0.28
Warrants issued	6,485,000	$0.15	6,852,400	$0.15
Warrants expired	(8,446,438)	$0.33	-	-
Outstanding	18,743,226	$0.16	20,704,664	$0.24

The following table summarizes information about warrants outstanding and exercisable as at December 31, 2020:

Exercise Price	Expiry date	Warrants Outstanding
$0.20	June 26, 2022	1,791,159
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	2,872,000
$0.15	November 19, 2021	3,060,000
$0.15	November 13, 2021	3,425,000
$0.15	August 13, 2021	6,852,400
		18,743,226

The weighted average remaining life of the warrants outstanding at December 31, 2020 is 1.03 years.

15.MARKETING AND COMMUNICATIONS EXPENSES

	Year ended December 31,
	2020	2019
	$	$
Marketing	2,279	44,693
Shareholder communications	28,972	202,550
	31,251	247,243

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

16.GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019
	$	$
Bad debt	2,977	-
Bank service charges	5,910	5,916
Filing and registration fees	37,715	72,076
Foreign exchange	6,350	150
Insurance	38,283	33,557
Investor relations	1,265	1,990
Office maintenance	17,550	49,713
Rent	5,268	15
Travel	5,259	35,420
	120,577	198,837

17.DISCONTINUED OPERATIONS

During the year ended December 31, 2019, the Company discontinued operations of its OTC pharmaceuticals products business division business segment. During the years ended December 31, 2020 and 2019, the losses attributable to the discontinued operations are as follows:

Year ended December 31,
	2020	2019
	$	$
Sales	-	129,776
Marketing, promotional activities	-	(27,842)
Net Revenue	-	101,934

Cost of Sales	-	33,481
Gross profit	-	68,453

Expenses
Amortization	-	6,301
Product registration and development	-	5,458
Selling and marketing	-	121,405
	-	133,164
Other expenses
Write-down of equipment	-	(14,704)
Write-down of inventories	-	(109,941)

Net loss from discontinued operations	-	(189,356)

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

17.DISCONTINUED OPERATIONS (continued)

The net cash flows attributable to the discontinued operations are as follows:

Year ended December 31,
	2020	2019
	$	$
Operating Activities
Net loss from discontinued operations	-	(189,356)
Adjustment for the non-cash items:
Amortization	-	6,301
Write-down of equipment	-	14,704
Write-down of inventories	-	109,941

Change in working capital items:
Accounts receivable	-	264,806
Inventories	-	(7,442)
Accounts payable and accrued liabilities	-	(23,027)

Increase in Cash	-	175,927

18.RELATED PARTY TRANSACTIONS

For the year ended December 31, 2020 and 2019, the Company recorded the following transactions with related parties:

a)$150,000 in management fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $31,250).

b)$nil in consulting fees to the Chief Executive Officer and former Executive Vice President of the Company (2019 - $45,000).

c)$120,000 in management fees to the former President and Chief Executive Officer of the Company (2019 - $143,750).

d)$120,000 in professional fees to a company controlled by the Chief Financial Officer of the Company (2019 - $75,000).

e)$120,000 in consulting fees to the Chief Technology Officer of the Company (2019 - $126,667).

f)$nil in consulting fees to a company of which a former Chief Financial Officer and a former Corporate Secretary of the Company are employees (2019 - $47,270).

g)$nil in professional fees to a company controlled by a former Chief Financial Officer of the Company (2019 - $14,000).

h)The Company issued an aggregate of 1,900,000 shares in settlement of $47,500 in amounts owing to certain directors and officers of the Company for services received. The shares issued to the related parties are subject to a four month plus one day hold period. There was no gain or loss on settlement.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

18.RELATED PARTY TRANSACTIONS (continued)

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Year ended December 31,
	2020	2019
	$	$
Consulting fees	120,000	218,936
Management fees	270,000	175,000
Professional fees	120,000	89,000
Share-based compensation	58,159	41,383
	568,159	524,319

The following amounts due to related parties were included in accounts payable and accrued liabilities as at:

Due to	December 31, 2020	December 31, 2019
	$	$
President and former Chief Executive Officer	-	134,339
Chief Executive Officer	-	59,304
Company controlled by the CFO	-	5,513
Chief Technology Officer	-	122,500
Total	-	321,656

19.CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2020.

20.SEGMENTED INFORMATION

At December 31, 2020, the Company has only one segment, being the HealthTab - Point of Care Business in Canada.

During the year ended December 31, 2019, the Company discontinued its over-the-counter (OTC) pharmaceutical products business (see Note 17).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

21.SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2020, the Company:

- Issued in total 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Notes 4 and 14).

- Issued in total 3,480,000 common shares valued at $52,200 as bonus shares under a loan agreement (see Notes 13).

- Issued 5,477,965 common shares in exchange for services received and to settle payables of $136,949.

During the year ended December 31, 2019, the Company:

- Issued in total 1,111,110 common shares valued at $100,000 related to the acquisition of HealthTab (see Notes 4 and 14).

- Issued 125,081 common shares to a vendor valued at $11,167 in consideration for services rendered pursuant to the terms of a service agreement entered into on April 10, 2018.

22.INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2020 and 2019:

	2020	2019
	$	$
Loss for the year	(1,173,966)	(2,105,608)

Expected income tax recovery (27%)	(317,000)	(569,000)
Change in statutory, foreign tax, foreign exchange rates and other	(3,000)	25,000
Permanent differences and other	35,000	24,000
Share issue cost	(5,000)	(5,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	1,000	572,000
Change in unrecognized deductible temporary differences	289,000	(47,000)
Total income tax expense (recovery)	-	-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2020	2019
	$	$
Share issue costs	8,000	4,000
Property and equipment	164,000	164,000
Intangible asset	157,000	157,000
Non-capital losses	5,301,000	5,016,000
Total	5,630,000	5,341,000
Unrecognized deferred tax assets	(5,630,000)	(5,341,000)
Total income tax expense (recovery)	-	-

The Company has approximately $19,633,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

23.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, loans payable and lease liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at December 31, 2020 (2019 – 45% from one customer).

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Due to the ongoing COVID-19 pandemic, liquidity risk has been assessed as high.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised.

As at December 31, 2020, the Company’s liabilities were comprised of accounts payable and accrued liabilities, and loans payable of $1,154,131 (2019 - $673,850).

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

23.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk. The Company’s loans payable bear fixed interest rate.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, and loans payable carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company’s lease liabilities are at this level.

Level 3: Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

24.SUBSEQUENT EVENTS

a)On January 28, 2021, the Company closed the final tranche of a non-brokered private placement and issued 8,740,000 units at a price of $0.10 per unit for gross proceeds of $874,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $27,800 and issued 278,000 finder’s warrants. The Company’s directors and officers participated in the private placement.

b)On January 28, 2021, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $0.19 per common share. The stock options fully vested on the date of grant and are exercisable for a period of 5 years.

c)On February 12, 2021, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of $0.22 per unit for gross proceeds of $1,540,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.30 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $56,320 and issued 256,000 finder’s warrants. The Company’s directors and officers participated in the private placement.

d)The Company issued 7,201,160 common shares upon exercise of warrants for gross proceeds of $1,225,112.

e)The Company issued 590,000 common shares upon exercise of stock options for gross proceeds of $42,550.

f)On March 22, 2021, the Company granted 1,800,000 stock options to the directors, officers and consultants of the Company at an exercise price of $0.25 per common share. The stock options are exercisable for a period of 5 years. 200,000 consultant options vest 50% after six months with the balance vesting quarterly thereafter. The remaining options vest on the date of grant.

g)The Company repaid the $1,000,000 secured loan from a third party at the end of the term (see Note 13).